MICHAEL J. MURPHY ATTORNEY AT LAW 312-609-7738 mmurphy@vedderprice.com	VEDDER PRICE P.C. 222 NORTH LASALLE STREET CHICAGO, ILLINOIS 60601 312-609-7500 FAX: 312-609-5005 CHICAGO • NEW YORK CITY • WASHINGTON, D.C.
July 13, 2011

VIA EDGAR United States Securities and Exchange Commission Division of Investment Management, Room 5001 100 F Street, N.E. Washington, DC 20549 Attn: Ms. Mary Cole
Re:	Aston Funds (the “Registrant” or the “Trust”)

1933 Act. No. 33-68666

1940 Act No. 811-8004

Post-Effective Amendment No. 128

Dear Ms. Cole:

On April 29, 2011, the Trust filed with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 128 under the Securities Act of 1933 to its Registration Statement on Form N-1A (the “Registration Statement”) in connection with the Trust’s offering of Class N and Class I shares of the ASTON/DoubleLine Opportunistic Bond Fund, a series of the Trust (the “Fund”). The Fund has been renamed “ASTON/DoubleLine Core Plus Fixed Income Fund.” You provided comments on the Registration Statement to the undersigned by telephone on June 13, 2011. The following sets forth those comments and the Trust’s responses to them. All references are to the Prospectus and the Statement of Additional Information for the Fund included in Post-Effective Amendment No. 128 filed with the Commission on April 29, 2011 pursuant to Rule 485(a) under the Securities Act of 1933. The Trust intends to file a final post-effective amendment pursuant to Rule 485(b) on or about July 13, 2011.

United States Securities and Exchange Commission

July 13, 2011

Prospectus

1. Comment: Please revise the Fund’s investment objective because current income is part of total return.

Response: Registrant has revised the prospectus so the investment objective reads “to maximize total return.”

2. Comment: In the “Annual Fund Operating Expenses” table, if the “Acquired Fund Fees and Expenses” do not exceed 0.01%, consider including these fees and expenses under “Other Expenses” in lieu of the separate disclosure.

Response: Registrant prefers to disclose “Acquired Fund Fees and Expenses” as a separate line item as permitted by Form N-1A.

3. Comment: Delete the second sentence in footnote (b) to the “Annual Fund Operating Expenses” table.

Response: Registrant has revised the prospectus accordingly.

4. Comment: Please note that the fee waiver/expense reimbursement referenced in footnote (c) to the “Annual Fund Operating Expenses” table must be in effect for at least one year following the date of effectiveness of the Fund.

Response: Registrant confirms that the fee waiver/expense reimbursement agreement will be in effect until July 31, 2012.

5. Comment: Please confirm that the amounts in the “Example” are calculated by taking the fee waiver/expense reimbursement into account for the first year only.

Response: Registrant confirms that the fee waiver and expense reimbursement are taken into account for the initial term of the agreement only.

United States Securities and Exchange Commission

July 13, 2011

6. Comment: In the first sentence of the second paragraph under “Principal Investment Strategies” please reference that high-yield securities are commonly known as “junk bonds.”

Response: Registrant has revised the prospectus accordingly.

7. Comment: In the “Principal Investment Strategies” section, please provide further information with respect to the following terms: “sectors in various markets,” “asset class,” and “yield curve.”

Response: Registrant has revised the disclosure to clarify its top down asset allocation approach. Registrant has added a definition of the term “yield curve” to the glossary.

8. Comment: In the “Principal Investment Strategies,” please explain how the phrase “[t]he subadviser also utilizes active asset allocation . . .” applies to the Fund. Generally, “asset allocation” applies to funds which invest in various types of assets including equities and fixed income.

Response: See the Response 7 above.

9. Comment: Please confirm whether investing in other investment companies is a principal strategy of the Fund.

Response: Registrant confirms that investing in other investment companies is not a principal strategy of the Fund.

10. Comment: Please confirm whether there are any other maturity parameters applicable to the Fund’s investments, other than the goal of maintaining a “portfolio with a weighted average effective duration of no less than two years and no more than eight years.”

Response: Registrant confirms that the Fund has not adopted any maturity parameters, except for the subadviser’s duration strategy currently disclosed.

United States Securities and Exchange Commission

July 13, 2011

11. Comment: In the Principal Risk “Below Investment Grade (High Yield) Securities Risk,” please include disclosure that these securities are considered speculative.

Response: Registrant has revised the prospectus disclosure accordingly.

12. Comment: The Principal Risk “Credit Risk” contains information relating to derivatives used to seek credit exposure. Please add disclosure to the “Principal Investment Strategies” section explaining the Fund’s use of derivatives for this purpose or revise the “Credit Risk” disclosure, as appropriate.

Response: Registrant revised the prospectus to delete the reference to derivatives in the Principal Risk “Credit Risk” because the Fund’s use of derivatives for this purpose is not a Principal Investment Strategy.

13. Comment: “Emerging Market Risk” is included as a Principal Risk. Please add disclosure to the “Principal Investment Strategies” section explaining the Fund’s investment in emerging markets.

Response: The “Principal Investment Strategies” section currently indicates that investments include emerging markets.

14. Comment: In relation to the Principal Risk “Interest Rate Risk,” consider adding risk disclosure regarding variable interest rate risk.

Response: Registrant has added the requested disclosure.

15. Comment: “Interest only” and “principal only” securities are included in the “Principal Investment Strategies” section. Please include principal risk disclosure for such securities.

Response: Registrant believes that the risks of interest only and principal only securities are covered by existing risk disclosure, but the Registrant has added a description of interest only and principal only securities to the “Additional Information” section.

United States Securities and Exchange Commission

July 13, 2011

16. Comment: Please delete the second sentence under “Purchase and Sale of Fund Securities.”

Response: Registrant has revised the prospectus accordingly.

17. Comment: Under “Additional Information Regarding Investment Strategies,” please add a sentence describing how the investment objective might be changed.

Response: The investment objective of the Fund is fundamental (see SAI at p. 26 ). Form N-1A, Item 9(a) requires prospectus disclosure if the objective may be changed without a shareholder vote. For consistency with other Aston Funds, Registrant has not added disclosure to the prospectus.

18. Comment: Please provide further information regarding the portfolio managers. Refer to Item 10(a)(2) of Form N-1A - if a portfolio manager is part of a team, provide a description of the role on the team including limitations on the role and relationship between his/her role and others.

Response: Registrant has revised the prospectus as requested.

19. Comment: In the third paragraph of “Legal Proceedings,” from which department/agency are the representatives of the U.S. government who are mentioned?

Response: Registrant has updated the prospectus to disclose that the individuals mentioned are representatives of the Special Inspector General of the Troubled Asset Relief Program as well as the office of United States Attorney for the Southern District of New York.

20. Comment: Under “Short-Term and Excessive Trading,” please delete the first bullet or explain how it is relevant to excessive trading.

United States Securities and Exchange Commission

July 13, 2011

Response: Registrant has deleted the bullet from the “Short-Term and Excessive Trading” section and included it in the appropriate sections (the “Buying Shares” and “Selling/Redeeming Shares” sections).

Statement of Additional Information

21. Comment: Under “Board Structure,” please disclose whether there is a Lead Independent Trustee.

Response: For the information of the staff, the Board has appointed an independent chairman, as set forth in the table beginning on page 28 of the Statement of Additional Information and more fully described in the first paragraph under “Board Structure” on page 37 of the Statement of Additional Information. Accordingly, Registrant does not believe that this comment is applicable.

21. Comment: In the “Compensation” paragraph under “Subadviser,” please explain the phrase “managers’ strategy.” Refer to Item 20(b).

Response: Registrant has revised the disclosure of the portfolio managers’ compensation.

*     *     *

Based on our discussions, we believe that the above responses should address the staff’s concerns. If you have any questions or comments, please contact Deborah Bielicke Eades at (312) 609-7661 or the undersigned at (312) 609-7785.

Very truly yours,

/s/ Michael J. Murphy

MJM

cc:	Gerald Dillenburg
Deborah Bielicke Eades